UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

971889100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100	13D	Page 2 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 7,859,441 shares of common stock outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 8, 2005.

CUSIP No. 971889100	13D	Page 3 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D	Page 4 of 12 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D	Page 5 of 12 pages

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $1.00 per share (the “Shares”) of Wilshire Enterprises, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 921 Bergen Avenue, Jersey City, NJ 07306.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercrest Real Estate Fund (International), a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Silvercrest Real Estate Fund, a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; and Silvercreek SAV LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, 100 Field Point Road, Greenwich, CT 06830.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 971889100	13D	Page 6 of 12 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $10,392,734.85. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on February 17, 2005, as amended on May 5, 2005, to report the acquisition of the Shares. On November 1, 2005 and contemporaneous with the filing of this Schedule 13D, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Special Situations Offshore Fund, Ltd. and Silvercreek SAV LLC owned beneficially 480,821, 400, 149,344, 43,642, 3,600, 401,369 and 69,824 Shares, respectively, representing approximately 6.1%, 0.005%, 1.9%, 0.6%, 0.05%, 5.1% and 0.9%, respectively, of the shares of common stock, par value $1.00 of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 1,149,000 Shares, constituting 14.6% of the 7,859,441 shares of common stock, par value $1.00, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,149,000 Shares, constituting 14.6% of the 7,859,441 shares of common stock, par value $1.00, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,149,000 Shares, constituting 14.6% of the 7,859,441 shares of common stock, par value $1.00, of the Issuer outstanding as reported in publicly available information.

(c) There have been no transactions in the Shares effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

CUSIP No. 971889100	13D	Page 7 of 12 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.

Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 971889100	13D	Page 8 of 12 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.

Exhibit B	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 971889100	13D	Page 9 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 971889100	13D	Page 10 of 12 pages

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

November 1, 2005

Board of Directors

Wilshire Enterprises, Inc.

921 Bergen Avenue

Jersey City, New Jersey 07306

Lady and Gentlemen:

As you are aware, Mercury Real Estate Advisors LLC and its affiliates (“Mercury”) is the largest independent shareholder of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”) with approximately a 14.6% ownership stake. We are writing to you to express our serious concerns over the strategic direction and management of the Company. In particular, the Company announced in January 2004 that it was considering a wide range of strategic options, including a sale of the Company, merger, acquisition of another company or companies or organic growth of the existing business. Shortly thereafter, it was also announced that Daniel Pryor had been hired to help execute this strategy. After nearly two years, the Company’s slow progress in selling assets is disgraceful and the strategic direction of the Company appears confused and unguided. We believe there should be a heightened sense of urgency to immediately liquidate the Company. Under no circumstances should any of the sales proceeds be reinvested in new assets – instead, for the reasons described in further detail below, this tiny Company with its enormous and disproportionate overhead must be liquidated immediately to maximize shareholder value.

With an equity market capitalization of under $60 million, the Company would have to pursue an especially aggressive and unreasonably risky acquisition strategy over the next several years in order to grow to a size that is necessary to support the overhead of being a public company (in our significant experience, an equity market capitalization of over $1.0 billion would be required). Further, given the dramatic appreciation in real estate markets over the past several years and today’s arguably unsustainable valuations, now is precisely the wrong time to be an acquirer of real estate assets. As such, the Company should abandon all consideration of other strategic alternatives and singularly focus on the strategic alternative that creates the most value for shareholders – an immediate liquidation.

In the public real estate company world, a good general and administrative costs-to-revenue ratio is 3%, and on average is approximately 5%. As a painful reminder of the gross inefficiencies associated with its miniscule size, the Company’s general and administrative costs for the second quarter of 2005 were an obscene 88% of total revenue! For the six month period ended June 30, 2005, general and administrative costs were an equally appalling 54% of total revenue! A large part of the problem is the outrageous and disgraceful compensation package for Sherry Wilzig Izak, the putative Chairman and Chief Executive Officer, and daughter of the late founder of the Company, Siggi Wilzig. According to the Company’s most recent 2004 proxy statement, Ms. Izak was paid a base salary of $200,000, a bonus of $338,000, granted restricted stock worth $163,800 and received other compensation of $3,000, for a total 2004 compensation package of $704,800! This compensation package exceeds the profit for the Company for the entire year. Moreover, we understand that Ms. Izak does not appear in the office on a regular, daily basis and it is not clear to us that she performs any productive or useful function on behalf of the Company and its shareholders. While it is perfectly clear that a majority of the Board of Directors (Messrs. Donnenberg, age 82, Schmertz, age 79 and Wachtel, age 80) are cronies of her late father, this exorbitant payment is shameful under any circumstances and must end immediately. These conflicts of interest are too blatantly obvious to ignore.

CUSIP No. 971889100	13D	Page 11 of 12 pages

In addition, as noted in the Company’s proxy statement, Ms. Izak has an employment contract that includes a severance arrangement allowing for her termination for reasons other than cause for the payment of $200,000. We demand that the Board of Directors immediately terminate Ms. Izak or give specific, credible reasons why her association with the Company is anything besides unjustifiable nepotism.

Assuming that the Company has pursued a merger since January of 2004, as it has stated in public filings, that course of action has obviously not resulted in a suitable transaction. We are also highly skeptical of a merger being in the best interest of shareholders because we strongly doubt any attractive acquirer would be interested in the grab bag of mixed properties currently owned by the Company. We much prefer to pay tax in a cash liquidation scenario rather than end up in an ill-conceived tax-free merger that ultimately destroys more of our rapidly diminishing shareholder value. Frankly, we have no confidence that the Board can engineer a compelling tax-free merger with any company of which we would ultimately want to own the stock.

Now is the time to formally declare that the Company is being liquidated. We have waited patiently for either an intelligent merger or complete liquidation, but while properties have been sold, the Board of Directors continues to dither without a clear and concise strategic direction. Let us be clear – we are strongly against the Company reinvesting any of the sales proceeds into new acquisitions. The Company does not have the management skills or personnel necessary to reinvest intelligently, nor does it make sense for the board or shareholders – other than Ms. Izak – to perpetuate this underperforming, tiny public company. Finally, reinvesting sales proceeds into an overvalued Arizona multifamily property is ridiculous. While reinvesting sales proceeds may defer taxes, it will almost certainly destroy an even greater amount of shareholder value by overpaying at the top of the real estate market. We would far rather pay taxes and receive net cash proceeds than continue to waste substantial shareholder money following an ill-conceived and doomed reinvestment plan. While Ms. Izak is clearly benefiting from maintaining Wilshire as a public company – to the tune of over $700,000 a year – the Company is destroying a far greater amount of value for all other shareholders. If Ms. Izak wants to perpetuate the Company, she should buy out all other shareholders at the true value of the assets, and then she would be free to operate the Company in any manner she pleases. Meanwhile, the absurd level of general and administrative costs and public company costs are destroying shareholder value every day.

The Company has in excess of $25 million of cash and cash equivalents sitting in the bank. It will soon have the cash proceeds from the pending sale of the Wilshire Grand Hotel, as well as hopefully the two New Jersey assets, the Galsworthy Arms condominiums and the Rutherford bank branch. Finally, the Company has also listed for sale two substantial multifamily assets in San Antonio, Texas. The $25 million of cash and cash equivalents should be returned to shareholders as soon as possible and all the proceeds of any pending or listed sale should be distributed to shareholders in a liquidation of the Company. No other course of action makes any economic sense for this Company. We urge the Board of Directors and Ms. Izak to finally acknowledge and terminate the terrible conflicts of interest that have allowed this Company to remain in business. We obviously need to forcefully remind the Board of Directors of their fiduciary duty to all shareholders – not only Ms. Izak.

If the Board of Directors does not immediately distribute the available cash and also cash from pending sales, as well as formally adopt a plan of liquidation, we will consider all other options at our disposal. We hope and expect the Board of Directors, at least the “independent” members, to fulfill their fiduciary obligations. We will be contacting you shortly to discuss the foregoing.

Sincerely,

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 971889100	13D	Page 12 of 12 pages Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of November 2, 2005.

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

Malcolm F. MacLean IV
Signature

David R. Jarvis
Signature